# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NexMetals Mining Corp., CIK 0000795800
CUSIP: 65346E204
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3123-595 Burrard Street, Vancouver, British Columbia Canada (A1), V7X 1J1
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001703148

## Reporting persons
- Extract Advisors LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,833,616; sole dispositive power 0; shared dispositive power 1,833,616; aggregate amount beneficially owned 1,833,616 (5% of the class)
  Comment: Please see note in Item 4(a).
- Darin Milmeister: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,833,616; sole dispositive power 0; shared dispositive power 1,833,616; aggregate amount beneficially owned 1,833,616 (5% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: NexMetals Mining Corp.
Address of issuer's principal executive offices:
3123-595 Burrard Street
Vancouver, British Columbia, Canada V7X 1J1

## Item 2. Person Filing
Name of person filing:
Extract Advisors LLC*
Darin Milmeister*
Address of principal business office or, if none, residence: 4500 Park Granada Unit 202, Calabasas, CA 91302
Citizenship:
Extract Advisors LLC - Delaware
Darin Milmeister - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Extract Advisors LLC - 1,833,616*
Darin Milmeister - 1,833,616*

*The common shares (the "Shares") reported herein for NexMetals Mining Corp. (the "Issuer") include (i) Shares held by one or more private funds managed by Extract Advisors LLC (the "Adviser"); and (ii) the approximate number of Shares which may be acquired through the exercise of warrants within sixty (60) days. Darin Milmeister serves as the managing member of the Adviser (the "Managing Member," and collectively with the Adviser, the "Reporting Persons"). As of the reporting date, the Adviser held 1,833,616 Shares. The percentages reported herein are calculated based upon (i) the statement in the Issuer's Form 10-Q filed on November 13, 2025 that there were 21,455,608 Shares outstanding as of November 13, 2025; plus (ii) 14,035,100 Shares underlying the units issued in the Issuer's public offering that closed on November 17, 2025; and (iii) the approximate number of Shares the Adviser has the right to acquire through the exercise of certain of its warrants within sixty (60) days. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person's pecuniary interest, if any, therein.
Percent of class:
Extract Advisors LLC - 5.0%*
Darin Milmeister - 5.0%*
Sole power to vote or to direct the vote:
Extract Advisors LLC - 0
Darin Milmeister - 0
Shared power to vote or to direct the vote:
Extract Advisors LLC - 1,833,616*
Darin Milmeister - 1,833,616*
Sole power to dispose or to direct the disposition:
Extract Advisors LLC - 0
Darin Milmeister - 0
Shared power to dispose or to direct the disposition:
Extract Advisors LLC - 1,833,616*
Darin Milmeister - 1,833,616*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Extract Advisors LLC: /s/ Darin Milmeister, Darin Milmeister, Managing Member (02/13/2026)
- Darin Milmeister: /s/ Darin Milmeister, Darin Milmeister, Individually (02/13/2026)